[BCE INC. LOGO] News release

BCE announces changes to Board of Directors

MONTRÉAL, December 18, 2008 – BCE Inc. (TSX, NYSE: BCE) today announced several changes to its Board of Directors that will become effective at BCE’s Annual General Meeting (AGM) of shareholders, scheduled for February 17, 2009 in Montréal.

Richard J. Currie, Chair of the Board of Directors of BCE, has announced he will not seek re-election as a Director. Three other Directors – Judith Maxwell, John H. McArthur and Robert C. Pozen – have also announced that they will not seek re-election. The Board also announced its intention to elect BCE Director Thomas C. O’Neill as Chair of the Board, assuming he is re-elected as a Director by shareholders at the February 17 AGM.

“The fact that the transaction to sell the Company to an investor group led by Teachers’ Private Equity will not proceed is obviously a disappointment for shareholders, including the tens of thousands of BCE employees and retirees who have invested in the Company over many years,” Mr. Currie said. “However, the specific measures to create shareholder value announced last Friday make this an opportune time for me to relinquish my board duties.”

Mr. Currie was elected Board chair in April, 2002. “The decision to bring the Company back to its communications roots and divest itself of valuable but non-core holdings was clearly the right strategy,” he said. “Today, Bell Canada has solid free cash flow and a strong balance sheet, including almost $3 billion in cash at the end of the third quarter of 2008, and the ability to make the kinds of network investments it needs to ensure its future growth and profitability. Bell can internally fund the recently announced new investments in both wireline and wireless networks. Including new Fibre to the Node (FTTN) rollouts along with the enhancement of its IP backbone infrastructure and a billion-dollar HSPA 3G wireless network in place nationally by early 2010, the Company is now technologically well positioned.

“Serving as the Chair of the Board of BCE during such a fascinating and tumultuous time of change has been one of the great honours of my business career. The Company has changed fundamentally since 2002 and is now well launched for a prosperous future as a public company. That being done there is no better time for me to step away.”

Mr. Currie also noted that Judith Maxwell, John McArthur and Bob Pozen will be stepping down from the Board and not standing for re-election at the AGM in February, thanking them for their service to BCE.

“Judith Maxwell reverted from economics to her first degree in commerce to make valuable contributions to the Audit Committee as it went through Sox 404 to enhance financial controls in the Company. John McArthur has been a voice of reason and wisdom on the Board. He always displayed sound business judgement, vision and courage. Bob Pozen brought an exceedingly sharp mind, clear expression and vast financial experience to all Board and committee discussions. It is impossible for me to thank Judy, John and Bob sufficiently for everything they have done.

“I want to thank all my fellow Board members, former Chief Executive Officer Michael Sabia and current CEO George Cope, and all the employees of BCE and Bell for their dedication, determination and support. It is because of their efforts that Bell is positioned to succeed today and for many years to come.

“I also want to congratulate Tom O’Neill. He has been an outstanding Director, Chair of our Audit Committee during trying times, and a member of our Strategic Oversight Committee (SOC) during the transaction negotiating period. The Board has chosen well. I have supreme confidence that with his ability and standards, Tom will serve the Company and its shareholders in an exemplary fashion,” Mr. Currie said.

Said Tom O’Neill: “As Chair of the Board for almost seven years, Dick Currie has provided outstanding service to BCE’s shareholders and consistently strong leadership for our Board. He led us through a significant transformation of the business and leaves a record of impressive progress and achievement.

“I am gratified to have the confidence of my colleagues as their choice as Chair and excited to lead our Board as Bell continues its move forward as a competitive and customer-focused organization under the leadership of our CEO George Cope.”

A Director on the BCE board since January, 2003, Mr. O’Neill is also Chair of the Audit Committee. He is a Director of Adecco S.A., The Bank of Nova Scotia, Loblaw Companies Limited and Nexen Inc., and serves on the Board of St. Michael’s Hospital.

Mr. O’Neill was Chief Executive Officer of PricewaterhouseCoopers Consulting from January 2002 to May 2002 and Chair of the Board from May 2002 to October 2002. Prior, he was Chief Operating Officer of PricewaterhouseCoopers LLP from 2000 to January 2002, and Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to July 2000. In 2008, he was named a Fellow of the Institute of Corporate Directors.

Details on nominees for election to the BCE Board will be included in the BCE Management Proxy Circular and proxy form mailed to shareholders and filed with Canadian and U.S. securities commissions the week of January 12, 2009. For more information on the BCE Board of Directors, please visit www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.

Media inquiries:	Investor inquiries:
Mark Langton Bell Media Relations 416-581-4339 mark.langton@bell.ca	Thane Fotopoulos BCE Investor Relations 514-870-4619 thane.fotopoulos@bell.ca